SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C., 20549
                                --------------
                                 SCHEDULE TO

                                (RULE 14d-100)

          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 4)*
                               FINAL AMENDMENT
                                     AND
                                 SCHEDULE 13D
                      STATEMENT PURSUANT TO SECTION 13(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 2)

                 RESOURCES ACCRUED MORTGAGE INVESTORS 2 L.P.
   ------------------------------------------------------------------------
                      (Name of Subject Company (Issuer))

                  VIRGINIA SPRINGS LIMITED LIABILITY COMPANY
   ------------------------------------------------------------------------
           (Names of Filing Persons (Identifying Status as Offeror,
                           Issuer or Other Person))

                          LIMITED PARTNERSHIP UNITS
   ------------------------------------------------------------------------
                         (Title of Class Securities)

                                     NONE
   ------------------------------------------------------------------------
                      (CUSIP Number of Class Securities)

                      ----------------------------------
                                  BOB FARAHI
                  VIRGINIA SPRINGS LIMITED LIABILITY COMPANY
                       1175 WEST MOANA LANE, SUITE 200
                             RENO, NEVADA  89509
                                (775) 825-3355
                                 -------------
                                   Copy To:
                            DON S. HERSHMAN, ESQ.
             MUCH SHELIST FREED DENENBERG AMENT & RUBENSTEIN, P.C.
                     200 NORTH LASALLE STREET, SUITE 2100
                              CHICAGO, IL  60601
   -----------------------------------------------------------------------
                          CALCULATION OF FILING FEE
   -------------------------------------------------------------------------
   Transaction Valuation*  $2,660,000             Amount of Filing Fee  $532
   -------------------------------------------------------------------------

* For purposes of calculating the fee only. This amount assumes the purchase of 28,000 units of limited partnership interest of the subject partnership for $95 per unit. The amount of the filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.


[X] Check the box if any part of the fee is offset as provided by Rule 0-11
    (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $532    Filing Party: Virginia Springs Limited
                        --------                   Liability Company
                                               ---------------------------

Form or Registration No.: Schedule TO     Date Filed: 3/29/02, 4/24/02
                                                         and 6/14/02
                         -------------               ------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate boxes below to designate any transactions which the statement relates:

     [x]  third-party tender offer subject to Rule 14d-1.
     [ ]  issuer tender offer subject to Rule 13e-4.
     [ ]  going-private transaction subject to Rule 13e-3.
     [x]  amendment to Schedule 13D under  Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the result of the tender offer: [x]




















                                    -2-
------------------------------------------------------------------------
1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Virginia Springs Limited Liability Company (1)FEIN 88-0428656
------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
                                                                (b) [ ]
------------------------------------------------------------------------
3 SEC USE ONLY
------------------------------------------------------------------------
4 SOURCE OF FUNDS
  AF
------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  PURSUANT TO ITEM 2(d) OR 2(e)                                     [ ]
------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
  Nevada
------------------------------------------------------------------------
Number of     7 SOLE VOTING POWER: 9,703
Shares        ----------------------------------------------------------
Beneficially  8 SHARED VOTING POWER: 0
Owned by      ----------------------------------------------------------
Each          9 SOLE DISPOSITIVE POWER: 9,703
Reporting     ----------------------------------------------------------
Person With   10 SHARED DISPOSITIVE POWER: 0
------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   9,703
------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                    [ ]
------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   5.16%
------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON
   OO
------------------------------------------------------------------------
(1) Virginia Springs Limited Liability Company is a new member of the "group" with respect to which this Schedule 13D is being filed.
















                                    -3-

------------------------------------------------------------------------
1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Maxum LLC      FEIN 30-0007456
------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
                                                                (b) [ ]
------------------------------------------------------------------------
3 SEC USE ONLY
------------------------------------------------------------------------
4 SOURCE OF FUNDS
  AF
------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  PURSUANT TO ITEM 2(d) or 2(e)                                     [ ]
------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
  Nevada
------------------------------------------------------------------------
Number of     7 SOLE VOTING POWER: 0
Shares        ----------------------------------------------------------
Beneficially  8 SHARED VOTING POWER: 0
Owned by      ----------------------------------------------------------
Each          9 SOLE DISPOSITIVE POWER: 0
Reporting     ----------------------------------------------------------
Person With   10 SHARED DISPOSITIVE POWER: 0
------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   0
------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                    [ ]
------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   0%
------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON
   CO
------------------------------------------------------------------------


















                                    -4-
------------------------------------------------------------------------
1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Western Real Estate Investments, LLC           FEIN 88-0375845
------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
                                                                (b) [ ]
------------------------------------------------------------------------
3 SEC USE ONLY
------------------------------------------------------------------------
4 SOURCE OF FUNDS
  AF
------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  PURSUANT TO ITEM 2(d) OR 2(e)                                     [ ]
------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
  Delaware
------------------------------------------------------------------------
Number of     7 SOLE VOTING POWER: 0
Shares        ----------------------------------------------------------
Beneficially  8 SHARED VOTING POWER: 68,084
Owned by      ----------------------------------------------------------
Each          9 SOLE DISPOSITIVE POWER: 0
Reporting     ----------------------------------------------------------
Person With   10 SHARED DISPOSITIVE POWER: 68,084
------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   68,084
------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                    [ ]
------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   32.6%
------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON
   OO
------------------------------------------------------------------------


















                                    -5-
------------------------------------------------------------------------
1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Farahi Investment Company         FEIN 88-0184665
------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
                                                                (b) [ ]
------------------------------------------------------------------------
3 SEC USE ONLY
------------------------------------------------------------------------
4 SOURCE OF FUNDS
  WC
------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEM 2(d) OR 2(e)                                                 [ ]
------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF REORGANIZATION
  Nevada
------------------------------------------------------------------------
Number of     7 SOLE VOTING POWER: 0
Shares        ----------------------------------------------------------
Beneficially  8 SHARED VOTING POWER: 77,787
Owned by      ----------------------------------------------------------
Each          9 SOLE DISPOSITIVE POWER: 0
Reporting     ----------------------------------------------------------
Person With   10 SHARED DISPOSITIVE POWER: 77,787
------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   77,787
------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
   EXCLUDES CERTAIN SHARES                                          [ ]
------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   41.39%
------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON
   PN
------------------------------------------------------------------------


















                                    -6-
------------------------------------------------------------------------
1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Ben Farahi
------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
                                                                (b) [ ]
------------------------------------------------------------------------
3 SEC USE ONLY
------------------------------------------------------------------------
4 SOURCE OF FUNDS
  PF; AF
------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEM 2(d) OR 2(e)                                                 [ ]
------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF REORGANIZATION
  United States
------------------------------------------------------------------------
Number of     7 SOLE VOTING POWER: 44
Shares        ----------------------------------------------------------
Beneficially  8 SHARED VOTING POWER: 77,787
Owned by      ----------------------------------------------------------
Each          9 SOLE DISPOSITIVE POWER: 44
Reporting     ----------------------------------------------------------
Person With   10 SHARED DISPOSITIVE POWER: 77,787
------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   77,831
------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
   EXCLUDES CERTAIN SHARES                                          [ ]
------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   41.42%
------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON
   IN
------------------------------------------------------------------------


















                                    -7-
------------------------------------------------------------------------
1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

  John Farahi
------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
                                                                (b) [ ]
------------------------------------------------------------------------
3 SEC USE ONLY
------------------------------------------------------------------------
4 SOURCE OF FUNDS
  AF
------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEM 2(d) OR 2(e)                                                 [ ]
------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF REORGANIZATION
  United States
------------------------------------------------------------------------
Number of     7 SOLE VOTING POWER: 0
Shares        ----------------------------------------------------------
Beneficially  8 SHARED VOTING POWER: 77,787
Owned by      ----------------------------------------------------------
Each          9 SOLE DISPOSITIVE POWER: 0
Reporting     ----------------------------------------------------------
Person With   10 SHARED DISPOSITIVE POWER: 77,787
------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   77,787
------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
   EXCLUDES CERTAIN SHARES                                          [ ]
------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   41.39%
------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON
   IN
------------------------------------------------------------------------


















                                    -8-
------------------------------------------------------------------------
1 NAMES OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Bob Farahi
------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
                                                                (b) [ ]
------------------------------------------------------------------------
3 SEC USE ONLY
------------------------------------------------------------------------
4 SOURCE OF FUNDS
  AF
------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEM 2(d) OR 2(e)                                                 [ ]
------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF REORGANIZATION
  United States
------------------------------------------------------------------------
Number of     7 SOLE VOTING POWER: 0
Shares        ----------------------------------------------------------
Beneficially  8 SHARED VOTING POWER: 77,787
Owned by      ----------------------------------------------------------
Each          9 SOLE DISPOSITIVE POWER: 0
Reporting     ----------------------------------------------------------
Person With   10 SHARED DISPOSITIVE POWER: 77,787
------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   77,787
------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
   EXCLUDES CERTAIN SHARES                                          [ ]
------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   41.39%
------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON
   IN
------------------------------------------------------------------------


















                                    -9-
TENDER OFFER STATEMENT

     This Amendment No. 4 (i) amends the Tender Offer Statement on Schedule TO filed on March 29, 2002, as amended by Amendment No. 1 filed on April 1, 2002, Amendment No. 2 filed on June 14, 2002 and Amendment No. 3 filed on July 10, 2002 by Virginia Springs Limited Liability Company (the "Purchaser") relating to an offer to purchase units of limited partnership interest ("Units") of Resources Accrued Mortgage Investors 2 L.P. (the "Partnership") upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 29, 2002 (the "Offer to Purchase") and the related Letter of Transmittal, as each may be supplemented or amended from time to time (which together constitute the "Offer") and (ii) amends the Schedule 13D filed on May 22, 2001, as amended on January 30, 2002 by certain affiliates of the Purchaser, to include the information set forth below. The information in the Offer to Purchase is incorporated herein by reference in answer to all of the Items of this Schedule TO except as otherwise set forth below:

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 7 is hereby supplemented and amended by the following:

     The total amount of funds required by the Purchaser to purchase the 9,703 Units accepted for payment pursuant to the Offer, exclusive of fees and expenses, is $921,785. The Purchaser obtained such funds (plus funds to pay fees and expenses) from capital contributions from Farahi Investment Company, the sole owner of the Purchaser.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     Item 8 is hereby supplemented and amended to add to following:

     The Offer expired at 12:00 Midnight, New York City time, on Wednesday, August 14, 2002. Pursuant to the Offer, as of 12:00 Midnight, New York City time on Wednesday, August 14, 2002, the Purchaser accepted for payment 9,703 Units, constituting approximately 5.16% of the Units.






















                                    -10-
SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 26, 2002             VIRGINIA SPRINGS LIMITED LIABILITY
                                    COMPANY

                                    By /s/ Ben Farahi
                                    - - - - - - - - - -- - - - - -
                                    Ben Farahi
                                    Manager


                                    By /s/ Bob Farahi
                                    - - - - - - - - - -- - - - - -
                                    Bob Farahi
                                    Manager







































                                    -11-
EXHIBIT INDEX

EXHIBIT NO.   DOCUMENT

1.            Joint Filing Agreement ("Joint Filing Agreement"), dated as of
            May 15, 2001, pursuant Rule 13d-1(k), including Power of Attorney granted to Ben Farahi to sign Schedule 13D and all amendments thereto and to file the same with the Securities and Exchange Commission, and other documents in connection therewith, on behalf of Western Real Estate Investments, LLC, Farahi Investment Company, Ben Farahi, John Farahi and Bob Farahi (incorporated by reference to Exhibit No. 1 to Schedule 13D filed with the Securities and Exchange Commission on May 22, 2001 by Western Real Estate Investments, LLC, Farahi Investment Company, Ben Farahi, John Farahi and Bob Farahi with respect to securities of Resources Accrued Mortgage Investors 2 L.P.).

2.            Amendment No. 1 to Joint Filing Agreement, dated as of January
            1, 2002 (incorporated by reference to Exhibit No. 2 to Schedule 13D filed with the Securities and Exchange Commission on January 30, 2002 by Maxum LLC, Western Real Estate Investments, LLC, Farahi Investment Company, Ben Farahi, John Farahi and Bob Farahi with respect to securities of Resources Accrued Mortgage Investors 2 L.P.).

3.            Amendment No. 2 to Joint Filing Agreement, dated as of August
            14, 2002.































                                    -12-
AMENDMENT NO. 2 TO

JOINT FILING AGREEMENT


     AMENDMENT NO. 2 TO JOINT FILING AGREEMENT, dated as of August 14, 2002, by and between the persons listed on the signature pages hereto.

     WHEREAS, the parties hereto constitute a "group" (the "Group")with respect to the beneficial ownership of the Units for purposes of Rule 13d-1 and
Schedule 13D promulgated by the Securities and Exchange Commission (the "SEC").

     WHEREAS, each of the parties hereto with the exception of Virginia Springs Limited Liability Company, a Nevada limited liability company ("Virginia Springs"), entered into a Joint Filing Agreement dated as of May 15, 2001 and amended as of January 1, 2002 (the "Agreement") with respect to their beneficial ownership of Units of Limited Partnership Interest (the "Units") of Resources Accrued Mortgage Investors 2 L.P., a Delaware limited partnership (the "Partnership"); and

     WHEREAS, Virginia Springs has become a member of the Group as of the date of this Amendment; and

     WHEREAS, the parties desire to amend the Agreement to add Virginia Springs as a party thereto.

     NOW, THEREFORE, the parties hereto hereby agree as follows:

     1. The Agreement is hereby amended to the extent necessary to reflect that Virginia Springs is a party thereto and is bound by all of the provisions thereof.

     2. The Agreement, as amended in accordance with Paragraph 1 above, is ratified, confirmed and approved in all respects.

     3. This Amendment may be executed in counterparts, each of which taken together shall constitute one and the same document.

     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.

                              VIRGINIA SPRINGS LIMITED LIABILITY COMPANY

                              By: /s/ Ben Farahi
                                  Name:  Ben Farahi
                                  Title: Manager

                              By: /s/ Bob Farahi
                                  Name:  Bob Farahi
                                  Title: Manager

                                  MAXUM LLC

                              By: /s/ Ben Farahi
                                  Name:  Ben Farahi
                                  Title: Manager

                                    -13-
                              WESTERN REAL ESTATE INVESTMENTS, LLC

                              By: FARAHI INVESTMENT COMPANY

                              By: /s/ Ben Farahi
                                  Name:  Ben Farahi
                                  Title: Partner

                              FARAHI INVESTMENT COMPANY

                              By: /s/ Ben Farahi
                                  Name:  Ben Farahi
                                  Title: Partner

                              By: /s/ Bob Farahi
                                  Name:  Bob Farahi
                                  Title: Partner

                                  /s/ Ben Farahi
                                      Ben Farahi

                                  /s/ John Farahi
                                      John Farahi

                                  /s/ Bob Farahi
                                      Bob Farahi
































                                    -14-